UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

OMB APPROVAL
OMB Number: Estimated average burden hours per response.........	3235-0360 0.05

1. Investment Company Act File Number: 811- 04246			Date examination completed: August 14, 2002
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL X	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact Name of investment company as specified in registration statement: C/Funds Group, Inc.

4. Address of principal executive office (number, street, city, state, zip code): 201 Center Road, Suite Two, Venice, FL 34292

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

  All items must be completed by the investment company.

  Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

  Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Address: 201 Center Road, Suite Two Venice, Florida 34292-3528 Email: cfunds@ctrust.com Internet: www.ctrust.com/cfunds.htm	C/Funds Group, Inc. Mutual Fund Series	Directors: D. Bruce Chittock, Chairman William L. Adams Deborah C. Pecheux Emmett V. Weber R. G. "Kelly" Caldwell, Jr., President

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH CERTAIN PROVISIONS OF
THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of C/FUNDS Group, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 14, 2002 and from January 1, 2002 through August 14, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirement of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 14, 2002 and from January 1, 2002 through August 14, 2002 with respect to securities reflected in the investment account of the Company.

C/FUNDS Group, Inc.

/s/ Roland G. Caldwell, Jr.

Roland G. Caldwell, Jr.
President

f:\compliance\cfi\sec\40-17f2\2002\020101_020814\management statement.doc

Gregory, Sharer & Stuart, P.A.	Richard H. Caton, CPA
M. Timothy Farrell, CPA
Thomas H. Gregory, CPA
Jeffrey P. McClanathan, CPA
James G. Newman, CPA
Paula D. Popovich, CPA
Larry W. Sharer, CPA
Byron C. Smith, CPA
Charles L. Stuart, CPA
Richard G. Ulrich, CPA

Report of Independent Certified Public Accountants

To the Board of Directors
C/FUNDS Group, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that C/FUNDS Group, Inc. (the Company) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 14, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 14, 2002, and with respect to agreement of security purchases and sales, for the period from January 1, 2002 through August 14, 2002:

  Confirmation of all securities held by institutions in book entry form, including the Federal Reserve Bank of Atlanta and the Depository Trust Company;
  Reconciliation of all such securities to the books and records of the Company and the Custodian; and
  Agreement 11 security purchases and 9 security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that C/FUNDS Group, Inc. complied with the aforementioned requirements as of August 14, 2002 with respect to securities reflected in the investment account of the Company is fairly stated in all material respects.

This report is intended solely for the information and use of the management of C/FUNDS Group, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

Gregory, Sharer & Stuart, P.A.

/s/ Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
January 17, 2003

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
100 Second Avenue South, Suite 600, St. Petersburg, Florida 33701-4336
727/821-6161 FAX 727/822-4573
www.gsscpa.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

OMB APPROVAL
OMB Number: Estimated average burden hours per response.........	3235-0360 0.05

1. Investment Company Act File Number: 811- 04246			Date examination completed: October 7, 2002
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL X	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact Name of investment company as specified in registration statement: C/Funds Group, Inc.

4. Address of principal executive office (number, street, city, state, zip code): 201 Center Road, Suite Two, Venice, FL 34292

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

  All items must be completed by the investment company.

  Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

  Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Address: 201 Center Road, Suite Two Venice, Florida 34292-3528 Email: cfunds@ctrust.com Internet: www.ctrust.com/cfunds.htm	C/Funds Group, Inc. Mutual Fund Series	Directors: D. Bruce Chittock, Chairman William L. Adams Deborah C. Pecheux Emmett V. Weber R. G. "Kelly" Caldwell, Jr., President

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH CERTAIN PROVISIONS OF
THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of C/FUNDS Group, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 7, 2002 and from August 15, 2002 through October 7, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirement of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 7, 2002 and from August 15, 2002 through October 7, 2002 with respect to securities reflected in the investment account of the Company.

C/FUNDS Group, Inc.

/s/ Roland G. Caldwell, Jr.

Roland G. Caldwell, Jr.
President

f:\compliance\cfi\sec\40-17f2\2002\020815_021007\management statement.doc

Gregory, Sharer & Stuart, P.A.	Richard H. Caton, CPA
M. Timothy Farrell, CPA
Thomas H. Gregory, CPA
Jeffrey P. McClanathan, CPA
James G. Newman, CPA
Paula D. Popovich, CPA
Larry W. Sharer, CPA
Byron C. Smith, CPA
Charles L. Stuart, CPA
Richard G. Ulrich, CPA

Report of Independent Certified Public Accountants

To the Board of Directors
C/FUNDS Group, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that C/FUNDS Group, Inc. (the Company) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of October 7, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 7, 2002, and with respect to agreement of security purchases and sales, for the period from August 15, 2002 through October 7, 2002:

  Confirmation of all securities held by institutions in book entry form, including the Federal Reserve Bank of Atlanta and the Depository Trust Company;
  Reconciliation of all such securities to the books and records of the Company and the Custodian; and
  Agreement 11 security purchases and 9 security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that C/FUNDS Group, Inc. complied with the aforementioned requirements as of October 7, 2002 with respect to securities reflected in the investment account of the Company is fairly stated in all material respects.

This report is intended solely for the information and use of the management of C/FUNDS Group, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

Gregory, Sharer & Stuart, P.A.

/s/ Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
January 17, 2003

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
100 Second Avenue South, Suite 600, St. Petersburg, Florida 33701-4336
727/821-6161 FAX 727/822-4573
www.gsscpa.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

OMB APPROVAL
OMB Number: Estimated average burden hours per response.........	3235-0360 0.05

1. Investment Company Act File Number: 811- 04246			Date examination completed: December 31, 2002
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL X	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact Name of investment company as specified in registration statement: C/Funds Group, Inc.

4. Address of principal executive office (number, street, city, state, zip code): 201 Center Road, Suite Two, Venice, FL 34292

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

  All items must be completed by the investment company.

  Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

  Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Address: 201 Center Road, Suite Two Venice, Florida 34292-3528 Email: cfunds@ctrust.com Internet: www.ctrust.com/cfunds.htm	C/Funds Group, Inc. Mutual Fund Series	Directors: D. Bruce Chittock, Chairman William L. Adams Deborah C. Pecheux Emmett V. Weber R. G. "Kelly" Caldwell, Jr., President

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH CERTAIN PROVISIONS OF
THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of C/FUNDS Group, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 8, 2002 and from October 8, 2002 through December 31, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirement of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 8, 2002 and from October 8, 2002 through December 31, 2002 with respect to securities reflected in the investment account of the Company.

C/FUNDS Group, Inc.

/s/ Roland G. Caldwell, Jr.

Roland G. Caldwell, Jr.
President

f:\compliance\cfi\sec\40-17f2\2002\021008_021231\management statement.doc

Gregory, Sharer & Stuart, P.A.	Richard H. Caton, CPA
M. Timothy Farrell, CPA
Thomas H. Gregory, CPA
Jeffrey P. McClanathan, CPA
James G. Newman, CPA
Paula D. Popovich, CPA
Larry W. Sharer, CPA
Byron C. Smith, CPA
Charles L. Stuart, CPA
Richard G. Ulrich, CPA

Report of Independent Certified Public Accountants

To the Board of Directors
C/FUNDS Group, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that C/FUNDS Group, Inc. (the Company) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2002, and with respect to agreement of security purchases and sales, for the period from October 8, 2002 through December 31, 2002:

  Confirmation of all securities held by institutions in book entry form, including the Federal Reserve Bank of Atlanta and the Depository Trust Company;
  Reconciliation of all such securities to the books and records of the Company and the Custodian; and
  Agreement 11 security purchases and 9 security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that C/FUNDS Group, Inc. complied with the aforementioned requirements as of December 31, 2002 with respect to securities reflected in the investment account of the Company is fairly stated in all material respects.

This report is intended solely for the information and use of the management of C/FUNDS Group, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

Gregory, Sharer & Stuart, P.A.

/s/ Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
January 17, 2003

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
100 Second Avenue South, Suite 600, St. Petersburg, Florida 33701-4336
727/821-6161 FAX 727/822-4573
www.gsscpa.com